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                               June 6, 2023

       James Bedore
       Executive Vice President
       NCR ATMCo, LLC
       864 Spring Street NW
       Atlanta, GA 30308

                                                        Re: NCR ATMCo, LLC
                                                            Draft Registration
Statement on Form 10
                                                            Submitted May 10,
2023
                                                            CIK No. 0001974138

       Dear James Bedore:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10

       Summary of the Separation and Distribution
       Conditions to the Distribution, page 14

   1. We note that a condition to the spin-off includes receipt of a tax opinion indicating that the spin-off will
qualify as a tax-free reorganization and distribution. You state that this and other conditions
may be waived at your sole discretion. Please indicate how you will notify shareholders of
the waiver of this or any other condition.
 James Bedore
FirstName  LastNameJames Bedore
NCR ATMCo,     LLC
Comapany
June 6, 2023NameNCR ATMCo, LLC
June 6,
Page 2 2023 Page 2
FirstName LastName
Summary of Historical and Unaudited Pro Forma Combined Financial Data, page 17

2. Please revise to present the comparable GAAP measure of net cash provided by operating activities with equal or greater prominence to your non-GAAP measure of free cash flow.
         Refer to Question 102.10(a) of the non-GAAP C&DIs.
Risk Factors
"Following the Spin-Off, certain of our employees may have actual or potential conflicts of interest...", page 53

3. Identify the members of your board and management who will continue to hold positions at NCR ATMCo. Discuss whether your management or the board has implemented any structural protections intended to minimize or protect against conflicts of interest that may arise between the company and NCR. For example, disclose whether directors who owe fiduciary duties to both the company and NCR will participate in decisions about arrangements between the two companies, and address their obligations to present certain opportunities to each company.
Unaudited Pro Forma Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Statements
Autonomous Entity Adjustments, page 84

4. Please explain further pro forma adjustment (o). Specifically address whether any of these adjustments are subject to agreements between the company and NCR related to the spin (i.e. transition services agreement). Explain how the adjustments not covered by agreements, if any, were determined and how you determined that such charges are
         Autonomous Entity Adjustments and not Management Adjustments. Refer to Rule 11-
         02(a)(6) and (a)(7) of Regulation S-X.
Management Adjustments, page 85

5. Please provide us with a breakdown of your Management Adjustments by type of costs such as those related to additional headcount, infrastructure costs, etc. To the extent there are various types of costs included in the Management Adjustment line item in your pro
         forma net income (loss) reconciliation, consider revising to include such costs separately and ensure that your disclosures address the material assumptions related to such adjustments.
Business, page 87

6. We note your disclosure on page 109 that LibertyX will permit the company to provide
         "complete digital currency solution, including the ability to buy and sell cryptocurrency, conduct cross-border remittance, and accept digital currency payments across digital and physical channels." Please revise to provide a materially complete description of the crypto asset products or services that LibertyX provides. In addition, consider the
 James Bedore
NCR ATMCo, LLC
June 6, 2023
Page 3
         comments in the Sample Letter to Companies Regarding Recent Developments in Crypto
         Asset Market available at
https://www.sec.gov/corpfin/sample-letter-companies-
         regarding-crypto-asset-markets, and to the extent material, provide corresponding disclosure regarding your crypto asset product offerings in an appropriate location in the registration statement.
ESG, page 99

7.       We note your disclosure regarding Environmental, Social and Governance
("ESG")
         initiatives, including that you are "committed to creating positive change that supports an innovative and sustainable future in a responsible way" and that you identify multiple aspects of your ESG goals. Please revise throughout this section to specifically state the steps you have taken in pursuit of these objectives, related timelines for plans or intentions and related costs. Please refrain from referring to generalized or promotional language regarding your ESG policies.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Key Strategic Financial and Performance Metrics, page 111

8. You disclose on page 31 that your future competitive performance and market position depends, in part, on retaining your existing key customers and adding new customer relationships. Please tell us what retention and/or other customer metrics management uses to monitor your ability to retain and grow your customers and revise to include a quantified discussion of such measures. Refer to SEC Release No. 33-10751.
Combined Results, page 112

9. Where a material change from period-to-period is due to two or more factors, including any offsetting factors, revise to describe the underlying reasons for such changes in both quantitative and qualitative terms. Also, you should remove vague terms such as
          primarily    in favor of specific quantification. For example, you
state that product
       revenue increased 6% primarily due to the addition of cryptocurrency revenue following the acquisition of LibertyX. You further indicate that excluding such acquisition product revenue decreased due to a decline in hardware sales. Please revise to disclose the dollar amount related to the increase in product revenue attributable to LibertyX as well as the offsetting decrease in revenue attributable to the decline in ATM hardware sales.
       Similarly, revise to separately quantify the increase in service revenue attributable to the
       Cardtronics acquisition for each period presented. In addition, quantify the increase in service revenue attributable to higher hardware maintenance revenue and ATM-as-a-
FirstName LastNameJames Bedore
       service revenue and discuss the underlying reasons attributable to the growth in each
Comapany    NameNCR
       revenue  stream. ATMCo,     LLC
                         Make conforming     clarifications throughout your
results of operations
June 6,discussion,
        2023 Page including
                    3         your segment disclosures. Refer to Item 303(b) of
Regulation S-X.
FirstName LastName
 James Bedore
FirstName  LastNameJames Bedore
NCR ATMCo,     LLC
Comapany
June 6, 2023NameNCR ATMCo, LLC
June 6,
Page 4 2023 Page 4
FirstName LastName
Revenue and Adjusted EBITDA by Segment, page 117

10. You present total segment Adjusted EBITDA and total adjusted EBITDA, which are non-
         GAAP measures and should be separately reconciled to their most directly comparable
         GAAP measure, net income attributable to NCR ATMCo. However, once total segment adjusted EBITDA is reconciled to the comparable GAAP measure, it would appear such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for "corporate and other" expenses would appear to present a non-GAAP measure that excludes normal, cash operating expenses. As you do not appear to incorporate total segment adjusted EBITDA or total adjusted EBITDA in your discussion of adjusted EBITDA by segment, please revise to remove such measures from your disclosures here. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions
         100.01 and 104.04 of the Non-GAAP C&DIs.
Financial Condition, Liquidity and Capital Resources
Annual Cash Flows, page 120

11. Please explain further the adjustment for restricted cash settlement activity in your non-
         GAAP free cash flow measure. Tell us, and revise to disclose, what a free cash flow measure excluding restricted cash flow activity is intending to convey and how it is useful to investors. Also, please revise the title of this measure as your calculation appears to differ from the standard calculation of free cash flow (i.e. cash flows from operations less capital expenditures). Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question
         102.07 of the non-GAAP C&DIs.
Executive and Director Compensation, page 145

12. Please file the employment and change in control agreements referred to in this section as exhibits to your registration statement. Refer to Item
601(b)(10)(iii)(A) of Regulation S-K.
Description of Capital Stock, page 163

13. Please clarify how your corporate governance will differ from the corporate governance at
         NCR Corporation and consider adding a comparative table.
Notes to Combined Financial Statements
Note 1. Basis of Presentation and Significant Accounting Policies
Description of Business, page F-9

14. You state that the allocation of certain corporate overhead and shared costs may not necessarily be indicative of the costs that would have been incurred if the company had operated on a standalone basis. Please revise to disclose management's estimate of what the expenses would have been on a standalone basis for each year presented, if practicable and materially different than the results provided. Alternatively, revise to state, if true, that it is not practicable to estimate actual costs that would have been incurred had
 James Bedore
FirstName  LastNameJames Bedore
NCR ATMCo,     LLC
Comapany
June 6, 2023NameNCR ATMCo, LLC
June 6,
Page 5 2023 Page 5
FirstName LastName
         NCR ATMCo been a standalone company during the periods presented. Also state, if true, that these costs may not be indicative of the expenses that you will incur in the future or would have incurred if you had obtained these services from an unrelated third party.
         Refer to SAB Topic 1.B.1.
Revenue Recognition, page F-11

15. You disclose the hardware leases embedded in your As-a-service contracts qualify for classification as operating leases. Please tell us how you determined that these arrangements convey the right to control the use of the hardware and therefore contain a lease for the hardware in consideration of the guidance in ASC 842-10-15-17 through 15-
         26. Further, explain how you considered the guidance in 842-10-25-2 and 25-3 in determining your lease classification. Also tell us, and revise to disclose, to the extent material, the amount of revenue recognized from the lease arrangements as well as the other lessor required disclosures in 842-30-50.
16. You state on page 113 that product revenue includes cryptocurrency-related revenue.
         Please tell us how product revenue specifically "relates" to cryptocurrency. To the extent such revenue is generated from trading, holding, using cryptocurrency, or is otherwise not covered in your disclosures here, revise to disclose how you account for such transactions.
Note 4 Segment Information and Concentrations, page F-32

17. You disclose total Adjusted EBITDA, which is a non-GAAP measure that is prohibited in the notes to the financial statements. Please revise to remove this measure and the reconciliation of net income attributable to NCR ATMCo to total adjusted EBITDA.
         Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. In addition, the total segment measure of profit or loss should be reconciled to income before tax or net income. Therefore, please revise to include a reconciliation that begins with total segment Adjusted EBITDA and ends with income before income tax or net income. Refer to ASC 280-10-50-30b.
General

18.      Please disclose the source of the following assertions in your prospectus:
             Allpoint network as,    the largest retail surcharge-free
independent network of ATMs
             in the U.S    (pages 3, 5, 87, and 93)
                Cardtronics is the world   s largest non-bank ATM operator and
service provider,
             enabling cash transactions by converting digital currency into physical cash at over
             285,000 ATMs across 10 countries in North America, Europe, Asia-Pacific, and
             Africa (page F-26)
             "Across [your] various deployment models [you] currently own, manage and service approximately 800,000 units, the largest global managed portfolio (page 89)
         In addition, clarify the criteria on which you based some of these statements, such as revenue, number of customers, or market share.
 James Bedore
NCR ATMCo, LLC
June 6, 2023
Page 6

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray,
Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at
(202) 551-3334
with any other questions.



                                                          Sincerely,
FirstName LastNameJames Bedore
                                                          Division of
Corporation Finance
Comapany NameNCR ATMCo, LLC
                                                          Office of Technology
June 6, 2023 Page 6
cc:       Neil P. Stronski
FirstName LastName